UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 10)

GLOBAL INDEMNITY GROUP, LLC

(Name of Issuer)

Class A Common Shares, no par value
(Title of Class of Securities)

37959R 103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37959R 103

1.	Names of Reporting Persons. Fox Paine International GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,010,552 (1), (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,010,552 (1), (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010,552 (1), (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 27.9%* (1)
12.	Type of Reporting Person (See Instructions) CO

 *  Based on 10,263,722 Class A Common Shares and 4,133,366 Class B Common Shares outstanding as of December 31, 2020 and assuming the conversion of all such Class B Common Shares.  Each Class B Common Share has 10 votes per share and is convertible into one Class A Common Share.

(1)
Includes 17,452 Class A Common Shares owned by U.N. Holdings (Cayman), Ltd. and U.N. Holdings (Cayman) II, Ltd. (together, the “UN Entities”) and 3,993,100 Class B Common Shares owned by the UN Entities and Fox Paine Capital Co-Investors International GP, Ltd.  The foregoing represents: (a) 96.6% of the Class B Common Shares outstanding; (b) 27.9% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 77.4% of the combined voting power of the Class A Common Shares and Class B Common Shares.

(2)
A majority of the outstanding share capital of U.N. Holdings (Cayman), Ltd. and U.N. Holdings (Cayman) II, Ltd. are held by Fox Paine Capital Fund II International, L.P.  The sole managing general partner of Fox Paine Capital Fund II International, L.P. is FP International LPH, L.P.  The sole general partner of FP International LPH, L.P. is Fox Paine International GP, Ltd.  As a result, each of Fox Paine Capital Fund II International, L.P., FP International LPH, L.P., and Fox Paine International GP, Ltd. may be deemed to control the UN Entities.  In addition, pursuant to a management agreement with FP International LPH, L.P. and Fox Paine Capital Fund II International, L.P., Fox Paine & Company, LLC may be deemed to be the indirect beneficial owner of such securities by virtue of its dispositive power over securities held by FP International LPH, L.P. but does not have voting power over securities held by FP International LPH, L.P. (which voting power is retained by FP International LPH, L.P. and exercised by Fox Paine International GP, Ltd., the general partner of FP International LPH, L.P.).  Fox Mercury Investments, L.P. is a less than 10% shareholder of Fox Paine International GP, Ltd. and does not control Fox Paine International GP, Ltd.  Fox Paine International GP, Ltd., as the general partner of FP International LPH, L.P., may terminate that management agreement at any time in its sole discretion.  Each Class B Common Share has 10 votes per share and is convertible into one Class A Common Share.

CUSIP No. 37959R 103

1.	Names of Reporting Persons. FP International LPH, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,010,552 (1),(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,010,552 (1),(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010,552 (1),(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 27.9%* (1)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 37959R 103

1.	Names of Reporting Persons. Fox Paine Capital Co-Investors International GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 44 (2),(4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 44 (2),(4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44 (2),(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%* (4)
12.	Type of Reporting Person (See Instructions) CO

(4)
Includes 44 Class A Common Shares owned by Fox Paine Capital Co-Investors International GP, Ltd.  The foregoing represents: (a) 0.0% of the Class B Common Shares outstanding; (b) 0.0% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 0.0% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No. 37959R 103

1.	Names of Reporting Persons. Fox Paine Capital Fund II International, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,010,508 (2),(5)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,010,508 (2),(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010,508 (2),(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 27.9%* (5)
12.	Type of Reporting Person (See Instructions) PN

(5)
Includes 17,452 Class A Common Shares and 3,993,056 Class B Common Shares owned by the UN Entities.  The foregoing represents (a) 96.6% of the Class B Common Shares outstanding; (b) 27.9% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 77.4% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No. 37959R 103

1.	Names of Reporting Persons. U.N. Holdings (Cayman) II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,041,934 (6)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,041,934 (6)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,041,934 (6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.2%* (6)
12.	Type of Reporting Person (See Instructions) CO

(6)
Includes 14,763 Class A Common Shares and 2,027,171 Class B Common Shares held by U.N. Holdings (Cayman) II, Ltd.  The foregoing represents (a) 49.0% of the Class B Common Shares outstanding; (b) 14.2% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 39.3% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No. 37959R 103

1.	Names of Reporting Persons. U.N. Holdings (Cayman), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,968,574 (7)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,968,574 (7)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,574 (7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.7%* (7)
12.	Type of Reporting Person (See Instructions) CO

(7)
Includes 2,689 Class A Common Shares and 1,965,885 Class B Common Shares held by U.N. Holdings (Cayman), Ltd. The foregoing represents (a) 47.6% of the Class B Common Shares outstanding; (b) 13.7% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 38.1% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No. 37959R 103

1.	Names of Reporting Persons. Fox Paine Global, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,119,316 (8),(9)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,129,868 (1),(2),(8),(9)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,129,868 (1),(2),(8),(9)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 35.6%* (1),(8)
12.	Type of Reporting Person (See Instructions) CO

(8)
Includes 979,050 Class A Common Shares and 140,266 Class B Common Shares owned by Fox Mercury Investments, L.P.  The foregoing represents (a) 3.4% of the Class B Common Shares outstanding; (b) 7.8% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 4.6% of the combined voting power of the Class A Common Shares and Class B Common Shares.

(9)
Mercury Assets Delaware LLC and a subsidiary of Fox Paine Global, Inc. are the limited partners of Fox Mercury Investments, L.P. and FM Investments GP, Inc. is the general partner of Fox Mercury Investments, L.P.  FM Investments GP, Inc. is owned by Fox Paine Global Inc.  Fox Paine & Company, LLC is owned by Fox Paine Global Inc.  Mr. Fox is the founder and chief executive officer of Fox Paine & Company, LLC.  The sole shareholder of Fox Paine Global, Inc. is the Benjerome Trust.  The sole member of Mercury Assets Delaware LLC is Benjerome Trust.  Mr. Fox is the sole trustee of Benjerome Trust.  Fox Mercury Investments, L.P. is a less than 10% shareholder of Fox Paine International GP, Ltd. and does not control Fox Paine International GP, Ltd.

CUSIP No. 37959R 103

1.	Names of Reporting Persons. Mercury Assets Delaware, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 995,516 (10)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 995,516 (10)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 995,516 (10)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%* (10)
12.	Type of Reporting Person (See Instructions) OO

(10)
Includes 995,516 Class A Common Shares owned by Mercury Assets Delaware, LLC.  The foregoing represents (a) 0% of the Class B Common Shares outstanding; (b) 6.9% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 1.9% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No. 37959R 103

1.	Names of Reporting Persons. Fox Mercury Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,119,316 (11)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,119,316 (11)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,316 (11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%* (11)
12.	Type of Reporting Person (See Instructions) PN

(11)
Includes 979,050 Class A Common Shares and 140,266 Class B Common Shares owned by Fox Mercury Investments, L.P.  The foregoing represents (a) 3.4% of the Class B Common Shares outstanding; (b) 7.8% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 4.6% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No. 37959R 103

1.	Names of Reporting Persons. FM Investments GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,119,316 (9),(11)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,119,316 (9),(11)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,316 (9),(11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%* (11)
12.	Type of Reporting Person (See Instructions) 00

 CUSIP No. 37959R 103
1.	Names of Reporting Persons. Fox Paine & Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,010,552 (1),(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010,552 (1),(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 27.9%* (3)
12.	Type of Reporting Person (See Instructions) OO

(3)
The foregoing represents: (a) 96.6% of the Class B Common Shares outstanding; (b) 27.9% of the Class A Common Shares and Class B Common Shares, combined; and (c) because Fox Paine & Company, LLC does not have voting power over any shares, 0% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No. 37959R 103

1.	Names of Reporting Persons. Benjerome Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,114,832 (9),(10),(11)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,125,384 (1),(2), (9),(10),(11)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,125,384 (1),(2), (9),(10),(11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 42.5%* (12)
12.	Type of Reporting Person (See Instructions) OO

(12)
The foregoing represents: (a) 100% of the Class B Common Shares outstanding; (b) 42.5% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote and Fox Paine & Company, LLC does not have voting power over any shares, 6.5% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No. 37959R 103

1.	Names of Reporting Persons. Saul A. Fox
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,114,832 (9),(10),(11)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,125,384 (1),(2),(9),(10),(11)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,125,384 (1),(2),(9),(10),(11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 42.5%* (12)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a)	Name of Issuer:

Global Indemnity Group, LLC (as successor issuer to Global Indemnity Limited)

	(b)	Address of Issuer’s Principal Executive Offices:

Three Bala Plaza East, Suite 300 Bala Cynwyd, Pennsylvania 19004

Item 2.

	(a)	Name of Person Filing:

(i) Fox Paine & Company, LLC Saul A. Fox Mercury Assets Delaware, LLC FM Investments GP Inc. Benjerome Trust Fox Paine Global, Inc.

(ii)
Fox Paine International GP, Ltd.
FP International LPH, L.P.
Fox Paine Capital Co-Investors International GP, Ltd.
Fox Paine Capital Fund II International, L.P.
U.N. Holdings (Cayman) II, Ltd.
U.N. Holdings (Cayman), Ltd.

(iii) Fox Mercury Investments, L.P.

	(b)	Address of Principal Business Office or, if none, Residence:

(i) c/o Fox Paine & Company, LLC, 2105 Woodside Road, Suite D, Woodside, California 94062

(ii) One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

(iii) 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands

	(c)	Citizenship:

Fox Paine International GP, Ltd. – Cayman Islands
Fox Paine & Company, LLC – Delaware
FP International LPH, L.P.  – Cayman Islands
Fox Paine Capital Co-Investors International GP, Ltd. – Cayman Islands
Fox Paine Capital Fund II International, L.P. – Cayman Islands
U.N. Holdings (Cayman) II, Ltd. – Cayman Islands
U.N. Holdings (Cayman), Ltd. – Cayman Islands
Saul A. Fox – United States
Mercury Assets Delaware, LLC – Delaware
Fox Mercury Investments, L.P. – Cayman Islands
FM Investments GP Inc. - Nevada
Benjerome Trust – Nevada
Fox Paine Global, Inc. – Nevada

	(d)	Title of Class of Securities:

Class A Common Shares, no par value

	(e)	CUSIP Number: 37959R 103

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3)

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership.

The information set forth on the cover pages to this filing is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒ (in respect of U.N. Co-Investment Fund III (Cayman), L.P. only).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

U.N. Co-Investment Fund III (Cayman), L.P. dissolved and is no longer a member of the group with the other reporting persons.

Item 10.	Certifications.

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021
Date

Fox Paine & Company, LLC
Saul A. Fox
Mercury Assets Delaware, LLC
Benjerome Trust
Fox Mercury Investments, L.P.
FM Investments GP Inc.
Fox Paine Global, Inc.

By:	/s/ Saul A. Fox
Name:	Saul A. Fox
Title:	Authorized Signatory

Fox Paine International GP, Ltd.
FP International LPH, L.P.
Fox Paine Capital Co-Investors International GP, Ltd.
Fox Paine Capital Fund II International, L.P.
U.N. Holdings (Cayman) II, Ltd.
U.N. Holdings (Cayman), Ltd.

By:	/s/ Michele Colucci
Name:	Michele Colucci
Title:	Authorized Signatory